

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 1 2010
DIVISION OF MARKET REGULATION

SECURITIE 10031256 ON

CM

... Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~17017507~~ 8-35097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Investments Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cara Porcella — (212) 335-5671
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e) (2).*

SEC 1410 (3-91)

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR LLC)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

as of December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fidelity Investments Institutional Services Company, Inc.
(A Wholly-Owned Subsidiary of FMR LLC):

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. (the "Company") and its subsidiary at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2010

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR LLC)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(Dollars in thousands, except share amounts)

ASSETS	
Investments, at fair value	$ 61,756
Receivables from customers	500
Prepaid expenses	1,473
Deferred dealers concessions, net	1,007
Other assets	1,872
Total Assets	$ 66,608
LIABILITIES	
Accrued liabilities	$ 505
Total Liabilities	505
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 250,000 shares authorized; 1,000 shares issued and outstanding	1
Additional paid-in capital	163,620
Retained earnings	152,015
	315,636
Less: Net receivable from FMR LLC	(249,533)
Total Stockholder's Equity, net	66,103
Total Liabilities and Stockholder's Equity	$ 66,608

The accompanying notes are an integral part of the consolidated statement of financial condition.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(A Wholly-Owned Subsidiary of FMR LLC)
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

A. Principle Business Activities:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company's parent is FMR LLC. The Company earns sales charges associated with selling mutual funds and contractual plans for which Fidelity Distributors Corporation, an affiliate, is the principal underwriter and distributor or sponsor. The Company receives marketing and distribution services fees, and administrative service fees from affiliates. In addition, the Company provided computer processing services, computer support and systems development services to affiliated companies through September 30, 2009. Effective as of October 1, 2009, the Company made an in-kind dividend of its 100% membership interest in Fidelity Technology Group, LLC ("FTG") and Fidelity Investments Systems Company ("FISC") to FMR LLC, the sole stockholder of the Company. (See Note C.)

B. Summary of Significant Accounting Policies:

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its subsidiary, Advisor Technology Services, LLC. All material intercompany accounts and transactions are eliminated in consolidation.

Basis of Presentation and Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2009. Actual results could differ from the estimates included in the consolidated statement of financial condition.

Cash

For the purposes of reporting cash flows and amounts in the consolidated statement of financial condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as investments in the consolidated statement of financial condition.

Investments

Investments consist of shares held in a Fidelity money market mutual fund and are stated at fair value, which is determined using last reported sales price and net asset value per share, as applicable.

Fair Value Measurement

Fair value measurement standard defines the fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The Company categorizes the financial assets and liabilities carried at fair value in its consolidated statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability.

B. Summary of Significant Accounting Policies, continued:

Fair Value Measurement, continued

The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for similar assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

As of December 31, 2009, all of the Company's investments measured at fair value on its statement of financial condition are classified as Level 1.

Deferred Dealers Concessions

Deferred dealers concessions of $1,007 are net of accumulated amortization of $3,186 as of December 31, 2009. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight-line basis method over one to five years. In the event that the underlying mutual fund shares to which the deferred dealers concession unit relates are redeemed earlier than the estimated life, the unamortized balance is fully charged against income.

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the carrying value of an asset is not expected to be recoverable over the remainder of its expected life, the asset is reduced to its net realizable value and a charge against income is recorded.

Income Taxes

The Company is allocated by FMR LLC a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. Deferred income taxes are allocated to the Company by FMR LLC as a direct charge and arise from the differences in the timing of recognition of revenue and expenses for tax and financial reporting purposes. At December 31, 2009, the Company's net deferred tax assets approximated $1,756 and are included in the net receivable from FMR LLC. The primary source of temporary differences relates to deferred compensation and depreciation. The Company files state tax returns on a unitary/combined or separate company basis.

B. Summary of Significant Accounting Policies, continued:

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification Project

In June 2009, the FASB established the FASB Accounting Standards Codification ("the Codification") as the source of authoritative GAAP. All guidance contained in the Codification carries an equal level of authority. The adoption of the Codification as the source of authoritative GAAP had no impact on the consolidated statement of financial condition.

Income taxes

In 2009, the Company adopted a new accounting standard which establishes the accounting for uncertainty in income taxes recognized in the Company's financial statements. As a result, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities. The Company did not have any unrecognized tax benefit as of December 31, 2009. The Company will classify all interest and penalties related to any unrecognized tax benefit as income tax expense.

Fair Value Guidance When Not in an Orderly Market

In April 2009, the FASB issued an additional standard for measuring the price that would be received to sell an asset or transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants under market conditions at the measurement date. This fair value guidance indicates that if an entity determines that either the volume and/or level of activity for an asset or liability has significantly decreased from normal conditions or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Adoption of this standard did not have a material effect on the consolidated statement of financial condition.

Subsequent Events

In May 2009, the FASB codified the standards regarding disclosure of events occurring subsequent to the balance sheet date. The standard does not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. The Company evaluated subsequent events and disclosed those events up to February 25, 2010. Adoption of this standard did not have a material effect on the consolidated statement of financial condition.

C. Transactions with FMR LLC and Affiliated Companies:

The Company is party to several arrangements with affiliated companies related to marketing and distribution services.

The Company participates in FMR LLC's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plans are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR LLC's Retiree Health Reimbursement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

(Dollars in thousands)

C. Transactions with FMR LLC and Affiliated Companies, continued:

The Company participated in various FMR LLC share-based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value of FMR LLC shares, as defined.

All intercompany transactions with FMR LLC and affiliated companies are charged or credited through an intercompany account with FMR LLC and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR LLC. Under an agreement with FMR LLC, the Company may offset assets and liabilities which will ultimately be settled by FMR LLC on behalf of the Company against its receivable from FMR LLC. In accordance with the agreement, net liabilities of approximately $50,213 have been offset against the receivable from FMR LLC.

On December 31, 2009, the Company made a non-cash dividend to FMR LLC of $1,000,000. The dividend was transacted by forgiving a receivable from FMR LLC and reducing the Company's retained earnings. There was no impact to total stockholder's equity. Additionally, the Company paid a dividend in-kind to FMR LLC representing its membership interests in FTG and FISC. This dividend was reflected at the carrying value of the Company's interest in these entities and resulted in a net increase in Stockholder's Equity of $12,346 as follows:

Property and equipment, net	$ 199,657
Prepaid expenses	60,807
Other assets	4,473
Intercompany	(277,283)
Total	$ (12,346)

D. Commitments and Contingencies:

Aggregate future minimum rentals of office space under operating leases with noncancelable terms in excess of one year at December 31, 2009 are as follows:

Year	
2010	$ 877
2011	600
2012	191
2013	162
Thereafter	-

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

E. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

F. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2009, the Company had net capital of $59,016 of which $58,766 was in excess of its required net capital of $250.